UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

253651202
(CUSIP Number)

Lawrence M. Goldman
Beach Point Capital Management LP
1620 26th Street, Suite 6000n
Santa Monica, CA  90404
310-996-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 253651202	SCHEDULE 13D	Page 2 of 7 pages
1	NAMES OF REPORTING PERSONS
Beach Point Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,340,903

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,340,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,340,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1.
This percentage is based on a total of 37,566,668 shares of New Common Stock (as defined herein) outstanding as of August 11, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on August 11, 2023.

CUSIP No: 253651202	SCHEDULE 13D	Page 3 of 7 pages
1	NAMES OF REPORTING PERSONS
Beach Point GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,340,903

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,340,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,340,903

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	This percentage is based on a total of 37,566,668 shares of New Common Stock outstanding as of August 11, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on August 11, 2023.

CUSIP No: 253651202	SCHEDULE 13D	Page 4 of 7 pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“New Common Stock”), of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 50 Executive Parkway, P.O. Box 2520, Hudson, Ohio 44236.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Beach Point Capital Management LP, a Delaware limited partnership (“Beach Point Capital”), and
ii.	Beach Point GP LLC, a Delaware limited liability company (“Beach Point GP”).

This Schedule 13D related to shares of New Common Stock held by certain clients of the Reporting Persons (the “Clients”).  Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to the Clients.  In its role as investment adviser, Beach Point Capital possesses voting and investment power over the shares of New Common Stock of the Issuer described in this Schedule 13D that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of New Common Stock of the Issuer held by the Clients.  However, all securities reported in this schedule are owned by the Clients. Beach Point Capital disclaims beneficial ownership of such securities.  Beach Point GP is the sole general partner of Beach Point Capital. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of New Common Stock of the Issuer held by the Clients.  Beach Point GP disclaims beneficial ownership of such securities.

The principal address of each of the Reporting Persons is 1620 26th Street, Suite 6000n, Santa Monica, CA  90404.

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed hereto as Exhibit 1.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 1, 2023, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the U.S. Code (the “Bankruptcy Code”).   On July 13, 2023, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (the “Plan”).  On August 11, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from Chapter 11.  Pursuant to the Plan and the Confirmation Order, the Company issued 3,340,903 shares of New Common Stock to the Clients (i) in exchange for debt held by the Clients prior to the filing of the Debtors’ voluntary bankruptcy petition and (ii) in respect of premiums in consideration for commitments with respect to the Debtors’ $1.25 billion debtor-in-possession term loan credit facility.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Pursuant to the terms of the Plan, the Reporting Persons received the shares of New Common Stock as reported in Item 3.  These shares were acquired for investment purposes.

On August 11, 2023, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Clients and certain other investors setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to its plan of reorganization.  The Registration Rights Agreement is filed hereto as Exhibit 2 and is incorporated herein by reference.

The arrangements contemplated by the Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act) among the parties to the Registration Rights Agreement.

CUSIP No: 253651202	SCHEDULE 13D	Page 5 of 7 pages
The Reporting Persons intend to review their investment in the Company on a continuing basis and expect to engage in discussions with management and the board of directors of the Company, other holders of New Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Company and the management and board composition of the Company or commercial or strategic transactions with, or relating, to the Company.  The Reporting Persons may change their plans or proposals in the future.  Depending on various factors including, without limitation, the Company's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Company, price levels of the New Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional New Common Stock or other securities of the Company, selling some or all of their New Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the New Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Company) with the purpose or effect of changing or influencing the control of the Company, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction.  Any such transactions, if they occur at all, may take place at any time and without prior notice.  Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 3,340,903 shares of New Common Stock held by the Clients, which represents approximately 8.9% of shares of New Common Stock outstanding.

The foregoing beneficial ownership percentage is based on a total of 37,566,668 shares of New Common Stock outstanding as of August 11, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on August 11, 2023.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the shares of New Common Stock have been effected by the Reporting Persons within the past 60 days.

(d) While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of New Common Stock of the Issuer, each of the Reporting Persons is the beneficial owner of such stock on behalf of the Clients who have the right to receive and the power to direct the receipt of the dividends from, or the proceeds of the sale of, such New Common Stock.  No individual Client has the right to receive or the power to direct the receipt of the dividends from, or the proceeds of the sale of, more than five percent of such New Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 2, Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 18, 2023, by and among the Reporting Persons.
Exhibit 2
Registration Rights Agreement, dated as of August 11, 2023, among Diebold Nixdorf, Incorporated and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023).

CUSIP No: 253651202	SCHEDULE 13D	Page 6 of 7 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beach Point Capital Management LP

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

Beach Point GP LLC

By:	/s/ Lawrence M. Goldman
	Name:	Lawrence M. Goldman
	Title:	Chief Administrative Officer and General Counsel

August 18, 2023
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 253651202	SCHEDULE 13D	Page 7 of 7 pages
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Diebold Nixdorf, Incorporated dated as of August 18, 2023 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Beach Point Capital Management LP

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

Beach Point GP LLC

By:	/s/ Lawrence M. Goldman
	Name:	Lawrence M. Goldman
	Title:	Chief Administrative Officer and General Counsel

August 18, 2023